# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guess?, Inc., CIK 0000912463
CUSIP: 401617105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001173879
Persons authorized to receive notices and communications: Paul Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Maurice Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Carlos Alberini, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100

## Reporting persons
- Paul Marciano (CIK 0001173879): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,655,998; shared voting power 4,663,979; sole dispositive power 15,465,814; shared dispositive power 4,075,109; aggregate amount beneficially owned 19,540,923 (37.7% of the class)
  Comment: Row 11: Includes 4,663,979 shares that are also deemed to be beneficially owned by Maurice Marciano.
  
  Row 13: Based on 51,456,841 shares of Common Stock of the Issuer, par value $0.01 ("Common Stock"), outstanding on December 2, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended November 2, 2024 filed with the SEC (plus an additional 348,157 shares that Paul Marciano has the right to acquire under existing stock option awards and an additional 86,587 restricted stock units that vested subsequent to December 2, 2024).
- Maurice Marciano (CIK 0001167503): type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 4,947,179; sole dispositive power 0; shared dispositive power 4,358,309; aggregate amount beneficially owned 4,947,179 (9.6% of the class)
  Comment: Row 11: Includes 4,663,979 shares which are also deemed to be beneficially owned by Paul Marciano.
  
  Row 13: Based on 51,456,841 shares of Common Stock outstanding on December 2, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended November 2, 2024 filed with the SEC (plus an additional 86,587 restricted stock units that vested subsequent to December 2, 2024).
- Carlos Alberini (CIK 0001173871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,417,185; shared voting power 0; sole dispositive power 1,210,977; shared dispositive power 1,206,208; aggregate amount beneficially owned 2,417,185 (4.6% of the class)
  Comment: Row 11: Includes 948,157 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days. Does not include an additional 936,652 restricted stock units subject to performance and time-based vesting restrictions.
  
  Row 13: Based on 51,456,841 shares of Common Stock outstanding on December 2, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended November 2, 2024 filed with the SEC (plus an additional 948,157 shares which Carlos Alberini has the right to acquire under existing stock option awards and an additional 86,587 restricted stock units that vested subsequent to December 2, 2024).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Guess?, Inc.
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Comment:
Introductory Note

Paul Marciano and Maurice Marciano have each previously reported beneficial ownership of common stock ("Common Stock") of Guess?, Inc. (the "Issuer") in statements (including amendments thereto) on Schedule 13D. This joint Statement on Schedule 13D is being filed by each of (a) Paul Marciano, (b) Maurice Marciano, and (c) Carlos Alberini (together with Paul Marciano and Maurice Marciano, the "Reporting Persons") in connection with the matters described in further detail in Item 4 below. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by each other Reporting Person or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing: Paul Maricano, Maurice Marciano and Carlos Alberini.
Residence or business address: Each Reporting Person's business address is at 1444 South Alameda Street, Los Angeles, CA 90021.
Present principal occupation or employment: Paul Marciano is the Chief Creative Officer and a Director of the Issuer. He joined the Issuer in 1981, two months after it was established. Maurice Marciano formerly served as Chief Executive Officer and a Director of the Issuer. Carlos Alberini serves as Chief Executive Officer and a Director of the Issuer. He joined the Issuer in February 2019.
Criminal convictions in the last five years: None of the Reporting Persons has, within the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Paul Marciano and Carlos Alberini are citizens of the United States of America. Maurice Marciano is a citizen of the Republic of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D is being filed because the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act as a result of the matters described in Item 4 below. This filing is not being made as a result of any particular acquisition or disposition of Common Stock by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed by each of Paul Marciano and Maurice Marciano in amendments to their respective statements on Schedule 13D that were filed on March 17, 2025, the Issuer received a non-binding proposal on March 13, 2025 from WHP Global concerning a potential transaction to acquire all of the outstanding shares of Common Stock of the Issuer (except shares held by the Reporting Persons). Following receipt of the proposal, the Issuer formed a special committee of independent and disinterested directors (the "Special Committee") to evaluate such proposal, as well as any and all alternatives thereto (any such transaction, a "Potential Transaction"). On March 27, 2025, the Special Committee consented, subject to certain restrictions and limitations, to the Reporting Persons engaging in discussions among or between the Reporting Persons and with third parties that are approved by the Special Committee, in each case solely to consider or pursue a Potential Transaction under the Special Committee's review and evaluation. The Reporting Persons have not entered into any agreement with any person with respect to a Potential Transaction. The Reporting Persons have engaged and intend to continue to engage in discussions regarding a Potential Transaction, including the participation by the Reporting Persons therein. The Reporting Persons intend to remain as long-term stockholders, regardless of the outcome of their consideration of any Potential Transaction.

This Schedule 13D and the matters described above do not create any legal obligations on behalf of the Reporting Persons, and no such obligations will arise unless and until definitive transaction documentation has been executed and delivered by the Reporting Persons. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The Reporting Persons do not intend to provide additional disclosures regarding any Potential Transaction or their potential participation therein unless and until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons believe that any such discussions may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

There can be no assurance that the foregoing, or anything related to any Potential Transaction, will result in any definitive agreement, transaction or any other strategic alternative, or whether or when any of the foregoing may occur. Notwithstanding the foregoing, the Reporting Persons may determine to accelerate or terminate discussions with any third party and/or the Special Committee with respect to a Potential Transaction, take any action to facilitate or increase the likelihood of consummation of a Potential Transaction (subject to the restrictions and limitations imposed by the Special Committee and agreed to by the Reporting Persons), or change their intentions with respect to any such matters, in each case, at any time. The Reporting Persons will, directly or indirectly, take such additional steps as they may deem appropriate with respect to any Potential Transaction and to otherwise support the Reporting Persons' investments in the Issuer, including, without limitation (a) engaging in discussions with advisors and third parties and (b) entering into agreements, arrangements and understandings in connection with a Potential Transaction, in each case, subject to the restrictions and limitations imposed by the Special Committee and agreed to by the Reporting Persons.

The Reporting Persons will continue to regularly review and assess their investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of discussions concerning a Potential Transaction, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer (or any committee thereof, including the Special Committee), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include (i) increasing or decreasing their positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) entering into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (x) review or reconsider their positions and/or change their purpose and/or formulate plans or proposals with respect thereto and (y) consider or propose one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 2, 2025, the aggregate number of shares beneficially owned by the Reporting Persons is 22,241,308 shares of Common Stock (including the right to acquire 1,296,314 shares within 60 days) which equals 42.1% of the 52,839,742 shares of Common Stock that would be outstanding if all of the rights to acquire shares within 60 days were exercised.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paul Marciano's voting and investment power with respect to the Common Stock is as follows:

Paul Marciano
Number of Shares: 158,693
Voting Power: Sole
Investment Power: Sole

Paul Marciano Trust
Number of Shares: 10,654,866
Voting Power: Sole
Investment Power: Sole

Maurice Marciano Trust
Number of Shares: 4,025,109 (1)(2)
Voting Power: Shared
Investment Power: Shared

ENRG Capital Holdings, LLC
Number of Shares: 1,081,700
Voting Power: Sole as to 270,425, none as to remainder
Investment Power: Sole

G Financial Holdings, LLC
Number of Shares: 170,666
Voting Power: None
Investment Power: Sole

G Financial Holdings II, LLC
Number of Shares: 339,005
Voting Power: None
Investment Power: Sole

Carolem Capital, LLC
Number of Shares: 1,200,000 (1)(2)
Voting Power: Shared as to 300,000, none as to remainder
Investment Power: Sole

Next Step Capital, LLC
Number of Shares: 103,801 (1)(2)
Voting Power: Sole as to 92,401, shared as to 11,400
Investment Power: Sole

Next Step Capital II, LLC
Number of Shares: 554,940 (1)(2)
Voting Power: Sole as to 277,470, shared as to 277,470
Investment Power: Sole

Nonexempt Gift Trust under the Next Step Trust
Number of Shares: 370,309 (2)
Voting Power: Sole
Investment Power: Sole

Exempt Gift Trust under the Next Step Trust
Number of Shares: 105,977 (2)
Voting Power: Sole
Investment Power: Sole

Paul Marciano Foundation
Number of Shares: 377,700 (3)
Voting Power: Sole
Investment Power: Sole

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)(3)
Voting Power: Shared
Investment Power: Shared

Options exercisable by Paul Marciano within 60 days
Number of Shares: 348,157
Voting Power: Sole
Investment Power: Sole

(1) Includes shares which are also deemed to be beneficially owned by Maurice Marciano.
(2) Paul Marciano disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3) Paul Marciano has no pecuniary interest in these shares, which are owned by a nonprofit corporation.

Maurice Marciano's voting and investment power with respect to the Common Stock is as follows:

Maurice Marciano Trust
Number of Shares: 4,025,109 (1)
Voting Power: Shared
Investment Power: Shared

Maurice Marciano Family Foundation
Number of Shares: 283,200 (2)
Voting Power: Shared
Investment Power: Shared

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)(2)
Voting Power: Shared
Investment Power: Shared

Carolem Capital, LLC
Number of Shares: 300,000 (1)
Voting Power: Shared
Investment Power: None

Next Step Capital, LLC
Number of Shares: 11,400 (1)
Voting Power: Shared
Investment Power: None

Next Step Capital II, LLC
Number of Shares: 277,470 (1)
Voting Power: Shared
Investment Power: None

(1) Includes shares which are also deemed to be beneficially owned by Paul Marciano, as reflected above.
(2) Maurice Marciano has no pecuniary interest in these shares, which are owned by a non-profit corporation.

Carlos Alberini's voting and investment power with respect to the Common Stock is as follows:

Carlos Alberini
Number of Shares: 54,410
Voting Power: Sole
Investment Power: Sole

Alberini Family LLC
Number of Shares: 208,410
Voting Power: Sole
Investment Power: Sole

Carlos and Andrea Alberini Trust
Number of Shares: 1,206,208
Voting Power: Sole
Investment Power: Shared

Options exercisable by Carlos Alberini within 60 days
Number of Shares: 948,157
Voting Power: Sole
Investment Power: Sole
Transactions in the class effected during the past sixty days: On February 27, 2025, Carlos Alberini acquired 47,054 shares of Common Stock pursuant to Issuer's employee equity plan upon achievement of previously established performance criteria.
Other persons with the right to receive dividends or sale proceeds: See Item 5(b).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 2, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 28, 2024, each of Paul Marciano and Maurice Marciano entered into separate Amended and Restated Voting Agreements with the Issuer (the "Amended Voting Agreements"), each of which contained the same terms. The Amended Voting Agreements revise their existing voting agreements with the Issuer, each of which were entered into on April 12, 2023 (the "Original Voting Agreements"). The Issuer's repurchases of shares of its common stock, announced on April 1, 2024, effectively increased the relative portion of the Issuer's voting power represented by the aggregate amount of the Issuer's shares that such Reporting Person has the power to vote. The Amended Voting Agreements ensure the Original Voting Agreements' limits on the aggregate voting percentage that each such Reporting Person may vote at their discretion on the date of the Original Voting Agreements apply throughout the repurchase program announced on April 1, 2024. The foregoing summary of the Amended Voting Agreements is qualified in its entirety by reference to the Amended Voting Agreements, copies of which are filed as Exhibits 99.2 and 99.3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 Joint Filing Agreement, dated as of April 2, 2025, among the Reporting Persons.

Exhibit 99.2 Amended and Restated Voting Agreement, dated March 28, 2024, by and among Paul Marciano, the Paul Marciano Trust and the Issuer (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on April 1, 2024).

Exhibit 99.3 Amended and Restated Voting Agreement, dated March 28, 2024, by and among Maurice Marciano, the Maurice Marciano Trust and the Issuer (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on April 1, 2024)

## Signatures
- Paul Marciano: /s/ Paul Marciano, Paul Marciano (04/02/2025)
- Maurice Marciano: /s/ Paul Marciano, Attorney-in-Fact for Maurice Marciano (04/02/2025)
- Carlos Alberini: /s/ Carlos Alberini, Carlos Alberini (04/02/2025)